TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto, prepared in accordance with IFRS for the three and six month periods ended June 30, 2011 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2010, prepared in accordance with Canadian GAAP, the related MD&A, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

This MD&A is prepared as of August 10, 2011. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

FINANCIAL HIGHLIGHTS

	Three months ended		Six months ended
SUMMARY OF FINANCIAL DATA		June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2011	2010	2011	2010
Financial Data
Revenues	$48,349	$56,453	$107,150	$131,961
Net (loss) earnings	(1,113)	44,783	4,640	123,079
Per share (“EPS”) [1]	(0.01)	0.24	0.02	0.66
Adjusted net earnings [2]	7,285	795	18,079	9,316
Per share (“adjusted EPS”) [1]	0.04	0.00	0.09	0.05
EBITDA [2]	1,815	22,270	16,678	147,917
Adjusted EBITDA [2]	11,221	8,882	31,125	29,595
Capital expenditures	11,860	3,903	18,660	12,302
			June 30,	Dec. 31,
			2011	2010
Cash and equivalents			$259,259	$211,793
Dual currency deposits within marketable securities			120,563	-
Non-cash working capital [2]			143,369	3,879
Net (cash) debt [2]			(38,388)	(173,460)
Equity			472,364	458,404

1 Calculated using weighted average number of shares outstanding under the basic method.
2 Adjusted net earnings, adjusted EPS, EBITDA, adjusted EBITDA, non-cash working capital and net (cash) debt are non-GAAP financial performance measures with no standard definition under IFRS. See pages 19-22 of this MD&A.

SECOND QUARTER RESULTS

  Total revenues were $48.3 million in the quarter compared to $56.5 million the prior-year quarter, reflecting a 35% decrease in copper pounds sold. This impact was partially mitigated by higher realized prices in second quarter 2011.
  We realized a net loss of $1.1 million in the quarter, compared to net earnings of $44.8 million in the prior- year quarter. Included in second quarter 2011 results are $10.3 million in unrealized losses on copper derivatives and a $2.8-million after-tax loss on contribution to the joint venture, offset by a $6.4-million gain on the sale of marketable securities and dividend income. Included in the second quarter 2010 net earnings are $30.6-million in historical tax reserves and interest reversals and $8.9 million in unrealized gains on copper derivatives.
  Adjusted net earnings for the second quarter were $7.3 million, an increase over adjusted net earnings of $0.8 million for the prior-year period. Adjusted net earnings for second quarter 2010 were negatively impacted by a $3.9-million realized loss on copper derivatives and higher income tax expense. Adjusted EPS for the second quarter 2011 was $0.04 compared to $0.00 for the second quarter 2010.
  Adjusted EBITDA for the second quarter 2011 was $11.2 million, an increase from adjusted EBITDA of $8.9 million for the prior-year period. Cash margins for the second quarter 2011, which represent the average realized copper price per pound sold less total cash costs of sales per pound, increased 71% and more than offset the decrease in copper pounds sold.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

  Our share of Gibraltar’s copper production and sales volumes for second quarter 2011 was 15.0 million pounds and 10.7 million pounds, respectively. In second quarter 2010, copper production and sales volumes were 15.1 million pounds and 16.5 million pounds, respectively. Production volumes remained relatively constant. The decrease in sales volumes is primarily the result of a shipment of copper concentrate not getting loaded until July 1, 2011 and will be recognized in our third quarter 2011 results. There is a corresponding increase of 3.9 million pounds of copper and $9.4 million in our share of finished goods inventory at the end of the second quarter 2011, as compared to the end of the first quarter 2011.
  Total cash costs of sales were US$2.37 per pound, up US$0.29 per pound, or 14% compared to the second quarter 2010. Total cash costs were negatively impacted by the strengthening of the Canadian dollar, unplanned maintenance costs, and higher consumable costs, but were positively impacted by higher by-product credits as a result of an increase in molybdenum production.

Six Month Results

  Total revenues were $107.2 million in the first half of 2011 compared to $132.0 million in the prior-year period, reflecting a 35% decrease in copper pounds sold. The decrease in sales volumes is partly due to reporting our 75% share of the results for the Gibraltar mine in 2011, whereas we reported 100% of the Gibraltar’s results in the first quarter 2010 and 75% beginning in the second quarter of 2010, and the lower shipments made in the second quarter of 2011 due to the timing of a shipment that left on July 1. The impact of lower sales volumes was mitigated by higher realized prices in 2011 compared to 2010.
  Net earnings for the first half of 2011 were $4.6 million, compared to $123.1 million in the prior-year period. Included in the 2011 results are $10.8 million in unrealized losses on copper derivatives and a $2.8-million after-tax loss on contribution to the joint venture, offset by a $6.4-million gain on the sale of marketable securities and dividend income. Included in the prior-year period’s net earnings is a $65.3- million after-tax gain on contribution to the joint venture, $30.6 million in historical tax reserves and interest reversals and $16.4 million in unrealized gains on copper derivatives.
  Adjusted net earnings for the first half of 2011 were $18.1 million, an increase over adjusted net earnings of $9.3 million for the prior-year period. Adjusted net earnings for the first half of 2010 were negatively impacted by an $11.5-million realized loss on copper derivatives. Adjusted EPS for the first half 2011 was $0.09 compared to $0.05 for the first half 2010.
  Adjusted EBITDA for the first half 2011 was $31.1 million, an increase over adjusted EBITDA of $29.6 million for the prior-year period. The increase in cash margins more than offset lower sales volumes as a result of reporting 75% of the sales from Gibraltar after March 31, 2010 and the timing of a shipment as discussed above.
  Our share of Gibraltar’s copper production and sales volumes for first half of 2011 were 29.4 million pounds and 23.5 million pounds, respectively. In first half 2010, copper production and sales volumes were 38.2 million pounds and 36.9 million pounds, respectively. The decrease in production and sales volumes reflects the formation of the Gibraltar joint venture on March 31, 2010.
  Total cash costs of sales were US$2.21 per pound, up US$0.37 per pound or 20% compared to the first half of 2010. Total cash costs were negatively impacted by a 9% decrease in copper production at Gibraltar, the strengthening of the Canadian dollar, and cost increases, but were positively impacted by higher by-product credits as a result of an increase in molybdenum production.

RECENT DEVELOPMENTS

Senior notes issuance

In the second quarter, we completed a public offering of US$200.0 million aggregate principal amount of its senior notes due in 2019 (the "Notes"). We intend to use the net proceeds from the offering of the Notes primarily to fund Gibraltar Development Plan 3 (GDP3).

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Gibraltar reserve update

We announced an 80% increase in mineral reserves at the Gibraltar mine, from 445 million tons to 802 million tons, during the quarter. The reserve evaluation maintained a 0.20% copper cut-off, incorporating a US$2.25 -per-pound pit shell design across the five pits that make up the Gibraltar deposit. The previous reserve update completed in 2008 used a US$1.75 -per-pound pit shell for the Gibraltar Extension and US$1.50 per pound for all other areas. Approximately 1.8 billion pounds of recoverable copper were added to the previous reserve of 2.5 billion pounds for a total of 4.3 billion recoverable pounds of copper. Molybdenum reserves increased from 30 million pounds to nearly 60 million pounds.

After the completion of GDP3, the Gibraltar ore body will be capable of supporting mining operations of 30 million tons of ore per year, production capacity of 180 million pounds of copper and 2.2 million pounds of molybdenum. The 4.3 billion pounds of recoverable copper will sustain operations at Gibraltar over the next 27 years at the increased production levels based on the long-term mine plan.

Copper hedge program update

We purchased put options on approximately 90% of our estimated 2012 copper production which ensures a minimum selling price of US$3.50 per pound. The puts were financed by selling funded calls at an average strike of US$5.07 per pound at a cost of US$0.10 per pound. The 2012 put options, combined with the remaining 2011 put options, guarantees minimum sales prices for our sales for the next 16 months. Given the volatility in commodity prices over the past six months, the copper hedge was part of our continuing strategy to protect against a significant reduction in copper prices while we are advancing the near-term projects in our pipeline, including GDP3, New Prosperity and Aley.

New Prosperity copper-gold project

In early June, the New Prosperity project description was submitted to the Federal Government. We expect the Canadian Environmental Assessment Agency (CEAA) to proceed with the formal environmental assessment process for New Prosperity in the near future.

Aley niobium project

We are focused on expediting the Aley niobium project. Over the next six months, our objective is to convert to measured and indicated resources, and to be well advanced on a feasibility study.

FINANCIAL PERFORMANCE

Earnings

In second quarter 2011, we recorded a net loss of $1.1 million compared to net earnings of $44.8 million in the second quarter 2010. Adjusted net earnings were $7.3 million in second quarter 2011, compared to $0.8 million in second quarter 2010. The decrease in net earnings compared to second quarter 2010 is primarily driven by the $30.6 -million reversal of historical tax reserves and associated interest dating back to 2005 that was recognized in the second quarter of 2010. Adjusted net earnings for the second quarter 2010 were negatively impacted by a $3.9 -million realized loss on copper derivatives and higher income tax expense.

In the first half of 2011, we recorded net earnings of $4.6 million compared to net earnings of $123.1 million in the first half of 2010. Adjusted net earnings were $18.1 million in first half 2011, compared to $9.3 million in first half 2010. The decrease in net earnings compared to first half 2010 is primarily driven by the recognition of a pre-tax $100.4 -million gain realized on the formation of the Gibraltar joint venture during the first half of 2010. Adjusted net earnings for the first half of 2010 were negatively impacted by an $11.5 -million realized loss on copper derivatives.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

The significant items impacting adjusted earnings in the second quarter 2011 include: $10.3 million of unrealized losses on our copper put option contracts; $6.4 million for the gain on the sale of marketable securities plus dividend income received; $0.6 million of foreign currency translation losses related to our US-dollar denominated cash, marketable securities, accounts receivable and long-term debt balances; $1.2 million loss on change in fair value on financial instruments; and $2.8 million loss on contribution to the Gibraltar joint venture, net of tax.

The significant items impacting adjusted earnings in the first half 2011 include: $10.8 million of unrealized losses on our copper put option contracts; $6.4 million for the gain on the sale of marketable securities plus dividend income received; $4.6 million of foreign currency translation losses related to our US-dollar denominated cash, marketable securities, accounts receivable and long-term debt balances; $1.7 million loss on change in fair value on financial instruments; and $2.8 million loss on contribution to the Gibraltar joint venture, net of tax. We remove the foreign currency translation impact and the unrealized losses on the derivative instruments from our adjusted net earnings measure as they are not indicative of a realized economic loss or the underlying performance of the business in the period. The realized gains/losses on these monetary items and derivative positions are reflected in net earnings in the period in which the position is settled.

EBITDA was $1.8 million in second quarter 2011, compared to EBITDA of $22.3 million in second quarter 2010. Adjusted EBITDA was $11.2 million in second quarter 2011, compared to $8.9 million in the prior-year quarter. The increase in adjusted EBITDA compared to the prior-year quarter reflects a 71% increase in cash margins which more than offset lower copper sales volumes and higher costs of production.

EBITDA was $16.7 million in the first half of 2011, compared to EBITDA of $147.9 million in the prior-year period. Adjusted EBITDA was $31.1 million in the first half of 2011, compared to adjusted EBITDA of $29.6 million in the prior-year period. The increase in adjusted EBITDA for the first half of 2011 is due to higher cash margins mitigated partially by lower copper sales volumes and higher total cash costs.

Revenues

In second quarter 2011, copper revenues totaled $44.2 million, down 18% compared to the second quarter 2010, primarily due to 35% lower copper sales volumes, partially offset by higher realized copper prices. The decrease in sales volumes is primarily the result of a shipment of copper concentrate not getting loaded until July 1, 2011 and will be recognized in our third quarter 2011 results. Realized copper prices of US$4.25 per pound in second quarter 2011 were up 34% compared to second quarter 2010, reflecting the increase in market copper prices, which averaged US$4.14 per pound in second quarter 2011 based on London Metals Exchange closing prices for the period, and compared to US$3.18 per pound in the prior-year quarter.

In the first half of 2011, copper revenues totaled $98.0 million, down 21% compared to the prior-year period, primarily due to lower copper sales volumes, partially offset by higher realized copper prices. Our share of the Gibraltar mine’s sales volumes was down 36%, partly due to reporting our 75% share of the results for the Gibraltar mine in 2011, whereas we reported 100% of the Gibraltar’s results in the first quarter 2010 and 75% beginning in the second quarter of 2010. Lower copper production in first quarter 2011 also contributed to the lower sales volumes. Realized copper prices of US$4.27 per pound in first half of 2011 were up 29% compared to first half 2010, reflecting the increase in market copper prices, which averaged US$4.26 per pound in first half 2011 based on London Metals Exchange closing prices for the period, and compared to US$3.23 per pound in the prior-year period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Molybdenum revenues totaled $3.6 million in second quarter 2011, up 85% compared to the prior-year quarter. For the first half of 2011, molybdenum sales totaled $7.6 million, up 23% compared to the first half of 2010. Silver sales were $0.6 million and $1.4 million during second quarter 2011 and first half of 2011, respectively.

Cost of sales

Cost of sales was $31.7 million in second quarter 2011 compared to $40.4 million recorded in the prior-year quarter. The 21% decrease in cost of sales quarter over quarter reflects the 35% reduction in copper sales volumes in second quarter 2011 compared to the prior-year quarter (as explained above in Revenues), offset by higher direct mining costs including higher labour, repairs and maintenance, diesel, electricity, grinding media and explosives costs.

Cost of sales for the first half of 2011 was $65.3 million compared to $84.0 million recorded in the prior-year period. The 22% decrease in cost of sales in first half 2011 compared to the prior-year period reflects the 35% reduction in copper sales volumes in the first half 2011 compared to the prior-year period, offset by higher direct mining costs including higher labour, repairs and maintenance, diesel, electricity, grinding media and explosives costs.

Other expenses and income

General and administrative expenses for second quarter 2011 were $4.9 million, up from $3.3 million in the prior-year quarter. The increase is due to higher compensation costs primarily due to headcount increases in our engineering group and increased consulting costs.

General and administrative expenses for first half 2011 were $11.5 million, up from $10.7 million in the prior-year period. The increase is due to higher compensation costs due to headcount increases.

Exploration and evaluation expense in the second quarter 2011 was $1.5 million, approximately the same spending as the second quarter 2010.

Exploration and evaluation expense in the first half of 2011 was $1.8 million, a decrease from the $2.5 million spent in the first half of 2010. The decrease in exploration and evaluation expenses in first half 2011 is a result of netting mineral exploration tax credits against the expense items related to activity at the Aley project

Other operating expense was $11.0 million in second quarter 2011 compared to other operating income of $5.2 million in second quarter 2010. Included in the second quarter 2011 expense is $11.2 million of realized and unrealized losses on the derivatives used in our copper price protection program, offset by $0.2 million in management fees earned in our capacity as operator for the Gibraltar mine. In second quarter 2010, a $5.0 -million gain was recognized on the derivatives used in our copper price protection program along with the $0.2 million in management fees.

Other operating expense was $11.8 million in the first half of 2011 compared to other operating income of $5.0 million in prior-year period. Included in the first half expense is $12.1 million of realized and unrealized losses on the derivatives used in our copper price protection program, compared to $4.9 million of realized and unrealized gains in the prior-year period.

On March 31, 2010, we entered into an agreement with Cariboo Copper Corp. (“Cariboo”) whereby we contributed certain assets and liabilities of the Gibraltar mine into an unincorporated joint venture and Cariboo paid the Company $186.8 million to acquire a 25% interest in the joint venture. As a result of this transaction, we recognized a gain in the amount of $100.4 million in first quarter 2010. During 2011, the construction of the SAG direct feed system was completed. Under the terms of agreement with Cariboo, the Company assumes 100% of the capital costs in excess of the capital budget for the SAG direct feed system in place at the time of the joint venture formation. The Company recognized a loss on contribution to the joint venture of $3.8 million during the second quarter of 2011 as a result of costs incurred on the project above the 2010 capital budget.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Finance expenses incurred in the second quarter 2011 were $7.2 million, compared to $1.2 million in the second quarter 2010. Included in the second quarter 2011 finance expenses was interest expense of $4.1 million, a significant increase over $0.7 million in the prior-year quarter due to the issuance of the Notes early in the second quarter 2011.

Finance expenses incurred in the first half of 2011 were $13.4 million, compared to $5.9 million in the first half of 2010. Included in the first half 2011 finance expenses was interest expense of $5.0 million, compared to $2.8 million in the prior-year period. In addition, first half 2011 included net foreign exchange losses of $4.6 million, whereas net foreign exchange gains were realized in first half 2010 and are therefore included in finance income for that period. Included in the first half 2010 finance expenses were $2.1 million in non-recurring losses on the extinguishment of debt.

Finance income was $9.7 million in second quarter 2011, down 27% compared to the $13.4 million finance income recognized in the prior-year quarter primarily due to the recovery of interest expense in the amount of $8.1 million in second quarter 2010 associated with reversal of historical tax reserves dating back to 2005. Included in the second quarter 2011 finance income is $3.3 million of interest income, along with a $6.0 million gain on sale of marketable securities and $0.4 million in dividend income, both associated with the tendering of shares held by Continental Minerals Corporation to Jinchuan Group Ltd.

Finance income was $11.6 million in the first half of 2011, compared to $16.0 million in the prior-year period. Included in the first half finance income is $5.2 million of interest income, primarily earned on the investment of cash assets in dual currency deposits, along with the $6.0 million gain on the sale of marketable securities. Included in the first half 2010 finance income is $11.5 million of interest income, primarily due to the recovery of interest expense in the amount of $8.1 million in second quarter 2010 associated with reversal of historical tax reserves dating back to 2005. In addition, there are foreign exchange gains of $3.4 million included in the first half 2010 finance income.

Income tax

Income tax recovery was $0.9 million in second quarter 2011 compared to income tax recovery of $16.1 million in second quarter 2010. The income tax recovery is lower in 2011 than in the prior-year quarter due to the reversal in second quarter 2010 of the $22.5 million in historical tax reserves dating back to 2005.

The income tax expense for the first half of 2011 was $6.6 million, compared to income tax expense of $27.2 million in the first half of 2010. The lower income tax expense in the first half of 2011 is primarily due to lower earnings overall compared to the prior-year period which included the gain from joint venture transaction.

The effective tax rate for income in the first half of 2011 was 58.6% which is higher than the expected statutory corporate tax rate of 26.5% . This was primarily due to the movement in deferred taxes related to BC Mineral taxes, which accounted for approximately 28.0% of the difference. Certain items that are deductible for income tax purposes are not deductible for BC Mineral tax purposes which had the effect of driving the effective tax rate higher. In addition, permanent differences such as non-deductible share-based compensation accounted for approximately 5.9% of the difference. When these significant permanent differences are applied to the net income year-to-date, they impact the effective tax rate significantly. Other items such as the impact of the reduction of corporate tax rates had a minor impact on the effective tax rate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

REVIEW OF OPERATIONS AND PROJECTS

Gibraltar mine
OPERATING STATISTICS (100% BASIS)	Three months ended		Six months ended
		June 30,		June 30,
	2011	2010	2011	2010
Tons mined (millions)	14.5	11.1	28.5	22.6
Tons milled (millions)	3.7	3.6	6.8	7.2
Stripping ratio	2.9	2.2	2.7	2.2
Copper
Grade (%)	0.299	0.306	0.317	0.331
Recovery (%)	87.9	88.7	88.8	89.2
Production (million pounds)	19.3	19.6	38.4	42.7
Sales (million pounds)	14.3	21.1	30.9	41.5
Molybdenum
Grade (%)	0.011	0.011	0.012	0.012
Recovery (%)	37.6	25.5	37.2	23.5
Production (thousand pounds)	303.0	218.0	619.5	412.0
Sales (thousand pounds)	311.8	193.0	620.3	403.0
Copper cathode
Production (million pounds)	0.7	0.5	0.8	0.5
Sales (million pounds)	0.0	0.0	0.4	0.1
Per unit data [1,4]
Operating cash costs [2] (US$ per pound)	$2.29	$1.82	$2.18	$1.59
By-product credits [3] (US$ per pound)	($0.29)	($0.17)	($0.32)	($0.19)
Offsite costs for treatment & refining and transport [3] (US$ per pound)	$0.32	$0.44	$0.34	$0.38
Total cash costs of production (US$ per pound)	$2.32	$2.10	$2.21	$1.78
Total cash costs of production (Cdn$ per pound)	$2.24	$2.16	$2.16	$1.84
Total cash costs of sales (US$ per pound)	$2.37	$2.08	$2.21	$1.84
Total cash costs of sales (Cdn$ per pound)	$2.29	$2.13	$2.16	$1.90

1 Operating cash costs, total cash costs of production and total cash costs of sales are non-GAAP financial performance measures with no standard definition under IFRS. See pages 19-22 of the Company’s MD&A.
2 Operating cash costs are comprised of direct mining costs which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, maintenance & repair costs, operating supplies and external services. Non-cash costs, such as share-based compensation and depreciation, have been excluded.
3 By-product credits are calculated based on actual sales of molybdenum and silver for the period, divided by the total pounds of copper produced during the period. Offsite costs for treatment & refining and transport are the expenses associated with actual sales during the period, divided by the total pounds of copper produced during the period.
4 Per unit data may not sum due to rounding.

The Gibraltar mine’s second quarter 2011 copper production was 20.0 million pounds, a slight decrease from the 20.1 million pounds produced in the second quarter 2010. The tie in of the SAG direct feed system, the reline of the west rougher flotation bank, and failure of the feed-end trunnion on ball mill #1 resulted in a production loss of approximately 2.5 million pounds of copper during the second quarter.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

The Gibraltar mine’s first half 2011 copper production was 39.2 million pounds, down 9% compared to the first half of 2010. First half 2011 copper production was hampered by harsh winter conditions, lower head grade, tie in of the SAG direct feed system, the reline of the west rougher flotation bank and failure of the feed-end trunnion on ball mill #1 . The Gibraltar concentrator, however, continued to perform well on copper recovery.

Molybdenum production during second quarter 2011 was 303.0 thousand pounds, up 39% compared to the prior-year quarter, largely due to a 47% increase in molybdenum recovery. Molybdenum production during the first half of 2011 was 619.5 thousand pounds, up 50% compared to the prior-year period, also attributable to a significant improvement in molybdenum recovery as a result of operational and technical improvements to the molybdenum separation circuit.

Figure 1: Total cash costs of production1,2 per pound
(second quarter 2010 compared to second quarter 2011)

$2.75
$2.50
$2.25
$2.00
$1.75
$1.50
USD / lb
2.10
0.13
0.01
0.11
0.10
0.12
0.12
0.12
2.32
2010 Cash Costs
Strong Cdn dollar
Lower copper prod'n
Labour
Maintenance
Consumables
TC/RCs and transport
By-product credits
2011 Cash Costs

1 Total cash costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages 19-22 of the Company’s MD&A.
2 Per unit cash costs of production may not sum due to rounding.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

In the second quarter 2011, operating cash costs per pound of copper produced averaged US$2.32, an 11% increase over the US$2.10 averaged during second quarter 2010. Operating cash costs are comprised of direct mining costs which include personnel costs, mine site general and administrative costs, maintenance and repair costs, operating supplies and external services. Operating cash costs were adversely impacted in second quarter 2011 by a higher strip ratio, the strengthening of the Canadian dollar compared to the US dollar, and increased costs associated with unscheduled maintenance during the quarter and consumables. These cost increases were mitigated by a 72% increase in by-product credits during the second quarter 2011 to US$0.29 per pound of copper produced. By-product credits are comprised of molybdenum and silver sales during the quarter, divided by the total pounds of copper produced during the same period. Offsite costs for treatment and refining and transportation decreased to US$0.32 per pound of copper produced in second quarter 2011, compared to US$0.44 per pound in the prior-year quarter.

Figure 2: Total cash costs of production1,2 per pound
(first half of 2010 compared to first half of 2011)

USD / lb
$2.50
$2.25
$2.00
$1.75
$1.50
1.78
0.11
0.20
0.11
0.02
0.17
0.04
0.13
2.21
2010 Cash Costs
Strong Cdn dollar
Lower copper prod'n
Labour
Maintenance
Consumables
TC/RCs and transport
By-product credits
2011 Cash Costs

1 Total cash costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages 19-22 of the Company’s MD&A.
2 Per unit cash costs of production may not sum due to rounding.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

In the first half of 2011, operating cash costs per pound of copper produced averaged US$2.21, a 24% increase over the US$1.78 averaged during the prior-year period. Operating cash costs were adversely impacted in the first half of 2011 by a 9% reduction in copper production, the strengthening of the Canadian dollar compared to the US dollar, and increased direct mining costs including higher labour, repairs and maintenance, diesel, electricity, grinding media and explosives costs. These cost increases were mitigated by a 69% increase in byproduct credits during the first half of 2011 to US$0.32 per pound of copper produced. Offsite costs for treatment and refining and transportation decreased to US$0.34 per pound of copper produced in the first half of 2011, compared to US$0.38 per pound in the prior-year period.

The tie in of the SAG direct feed system was completed in May 2011, and has eliminated the secondary crusher bottleneck. The tie in will allow Gibraltar to optimize the mill throughput in order to get the mill up to its designed capacity of 55,000 tons per day.

In early July, we engaged consultants to work with the Gibraltar management team over a 23-week period to design and execute programs to achieve changes in operational performance and, as a consequence, financial performance. The estimated cost of the engagement is $8.25 million. The medium and long-term benefits are expected to far exceed the cost of the program, with initial operating impacts expected during the current fiscal year.

Gibraltar Development Plan (GDP3)

During the second quarter of 2011 we awarded the Engineering Procurement and Construction Management (EPCM) contract to Ausenco – Minerals and Metals. The EPCM portion of GDP3 covers the $237 million infrastructure element of the project.

EPCM is well underway with detailed engineering and procurement the current primary focuses. All major long lead time components including the grinding mills have been secured and are scheduled for arrival and installation within the project timeline. Current project orders represent approximately 30% of the infrastructure portion budget of the project.

All major mining equipment has also been secured, with delivery dates scheduled in 2012 and 2013.

Construction activity has also commenced including site preparation, contractor mobilization and demolition of existing redundant items. Commissioning of the project is scheduled to commence in December of 2012.

New Prosperity project

We have recently revised our plans for the New Prosperity project and have developed a new design proposal which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan responds to concerns identified during the Federal review process and in February 2011, the Company submitted a new project description to the Federal Government. The Federal Government subsequently requested additional information, which we have supplied.

With the project description in hand, and once accepted, the Canadian Environmental Assessment Agency (CEAA) has up to 90 days to: coordinate with the Province of British Columbia, prepare a detailed background document, including project scope, and launch the Environmental Assessment review. We expect the Environmental Assessment to commence by October 2011. The results of this review will be referred to the Federal Cabinet. Based on the current timeline, we anticipate that this would likely occur in late 2012. Upon receipt of a permit, we would be in a position to immediately commence engineering and construction activities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Aley project

We recently committed $18 million towards the advancement of the Aley project to a completed feasibility study in 2012. Key initiatives included in this process are:

  Resource definition drilling program
  Baseline environmental studies
  Geotechnical drilling

Progress on the project is steady with 60 people mobilized currently at site and working on these initiatives. Drilling results from the additional work are anticipated later this year.

FINANCIAL CONDITION REVIEW

Balance Sheet review

Total assets were $920.5 million at June 30, 2011, representing a 28% increase from the total assets of $718.1 million at December 31, 2010. The increase is primarily a result of the net proceeds received from the US$200.0 million Notes offering ($192.0 million) which we closed in the second quarter.

Our asset base is comprised principally of non-current assets including property, plant and equipment, reflecting the capital intensive nature of the mining business. Our current assets include cash, accounts receivable, marketable securities and inventories (supplies and production inventories), along with other current assets that are primarily prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to our shipping and cash settlement schedules, which provide for payment typically either one or four months after the month of arrival at the receiving port.

Total liabilities increased by $188.4 million since December 31, 2010 to $448.1 million as at June 30, 2011. This increase reflects the Notes issuance.

As at August 10, 2011, there were 195,334,695 common shares outstanding. In addition, there were 12,536,200 director, employee and contractor stock options outstanding with exercise prices ranging between $1.00 and $5.74 per share. More information on these instruments and the terms of their exercise is set out in note 14 of our 2010 year-end financial statements.

Liquidity, Cash Flow and Capital Resources

At June 30, 2011, the Company had cash and equivalents of $259.3 million, as compared to $211.8 million at December 31, 2010. An additional $120.6 million of highly liquid money market instruments are recorded as marketable securities, as these instruments have maturity dates greater than three months from the date of acquisition. We maintained our strategy of retaining significant liquidity to fund operations and the GDP3 expansion.

The Company’s primary source of liquidity is operating cash flow. In the second quarter of 2011, operating cash flow was $13.3 million compared to a negative $8.8 million for the prior-year period. The prior-year quarter’s operating cash flow was negatively impacted by an increase in non-cash working capital.

Operating cash flow for the six-month period ended June 30, 2011 was $9.8 million compared to $23.5 million for the prior-year period. Operating cash flow was negatively impacted by the first-quarter 2011 income tax payment referenced in the Balance Sheet review, offset by positive movements in non-cash working capital.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Additionally, operating cash flow for the 2011 periods reflect the formation of the Gibraltar joint venture on March 31, 2010 and the corresponding 25% decrease in our share of the Gibraltar mine’s operating cash flow since that date.

The principal use of operating cash flows is capital expenditures. With the issuance of the Notes, a future use of operating cash flow may be repayment of debt.

Future changes in market copper and molybdenum prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, we enter into copper hedges on our share of Gibraltar copper production. Alternative sources of funding for future capital or other liquidity needs include future operating cash flow, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction, and debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources to address our capital needs and minimize our weighted average cost of capital.

Cash used in investing activities in the second quarter of 2011 amounted to $128.2 million principally due to the investment of $120.6 million in dual currency deposits (“DCD”) with terms greater than three months. A DCD is a derivative instrument which combines a money market deposit with a currency option to provide a higher yield than that available for a standard deposit. The currency in which the Company receives upon maturity of the DCD is dependent on the prevailing spot foreign exchange rate at maturity. DCDs with maturity dates of three months or less are classified as cash and equivalents. Cash used in investing activities also included $11.7 million in proceeds on the sale of investments, offset by capital expenditures of $11.9 million. The comparable for the second quarter of 2010 was $9.8 million of cash used by investing activities including capital expenditures of $3.9 million, purchase of investments of $3.2 million and advances to the joint venture of $3.2 million.

Cash used in investing activities for the six-month period ended June 30, 2011 was $143.7 million compared to cash generated from investing activities of $171.0 million for the prior-year period. During the first half of 2011, a total of $139.1 million was invested in marketable securities, DCDs with terms greater than three months and copper hedging contracts, $18.7 million in property, plant and equipment, offset by $11.7 million in proceeds on the sale of investments. The 2010 six-month period reflects the $186.8 million in cash received for the 25% contribution to the joint venture, offset by capital expenditures and purchase of investments.

Cash provided by financing activities was $183.2 million for the quarter ended June 30, 2011, compared to cash used in financing activities of $0.6 million for the prior-year period. During the second quarter 2011, we received $192.0 million in proceeds from the Notes offering, net of debt issuance costs of $6.1 million and repayment of debt.

Cash provided by financing activities for the six-month period ended June 30, 2011 was $186.9 million compared to cash used in financing activities of $52.2 million for the prior-year period. The 2011 six-month period includes $192.0 million in proceeds from the Notes offering, $7.2 million in proceeds from common shares issued, offset by debt issuance costs of $6.1 million and repayment of debt. This compares to a use of cash used in financing activities for the corresponding period last year of $52.2 million primarily related to the prepayment of the senior credit facility.

Hedging Strategy

We implemented our hedging program in 2009 as copper prices were recovering from the commodity pricing collapse that occurred in late 2008 and early 2009. Since that time, our strategy has been to hedge at least 50% of our copper production using put options that are either purchased or funded by the sale of calls that are significantly out of the money using either a zero-cost basis or funded basis.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

The amount and duration of our hedge position is based on our assessment of business-specific risk elements combined with the copper pricing outlook. Currently we have 90% of our estimated share of 2012 Gibraltar production (100% of estimated production for 2012 is 101 million pounds of copper) hedged at $3.50 per pound. This increased hedging level is based on the potential risks associated with a copper price correction during the build-out of GDP3. This corresponds with a period of heightened vulnerability given the scope of the capital expenditure and working capital requirements during 2012. The project is scheduled to be completed and commissioned in late 2012. We are hedged at similar levels of production (over 90%) for the balance of 2011 at $4.00 per pound for the third quarter and $3.50 per pound for the fourth quarter.

We review our copper price and quantity exposure at least quarterly to ensure that adequate revenue protection is in place. Our hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. Occasionally, we may choose to take advantage of short-term movements in copper prices to extend hedged positions on an opportunistic basis.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and estimated gross margins during the relevant period.

Commitments and Contingencies

The Company expects to incur capital expenditures during the next five years for both the Gibraltar mine and other projects. The other projects are at various stages of development, from preliminary exploration through to permitting. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past decision hurdles.

The Company announced during the first quarter 2011 its plans to proceed with an expansion at Gibraltar. The capital cost for a new concentrator facility is estimated to be $235 million and approximately $90 million for the additional mining equipment. The total estimated $325 million capital cost represents 100% of the outlays required; the Company’s share is expected to be 75% of that amount. However, proceeding with GDP3 will require the consent of Cariboo, which has a consent right over the approval of any operating plan and budget or capital budget, which results in 30% or greater variance from the long-term mine plan which was provided to Cariboo prior to establishing the joint venture. On March 29, 2011, Taseko made a proposal to Cariboo that Taseko would fund 100% of the GDP3 expansion pending Cariboo either electing to pay its 25% share prior to completion of construction, plus interest, or if Cariboo did not so elect by that time, Taseko would recover Cariboo’s share of the project costs that it had funded through priority on all the positive cash flow from the expansion after which the parties would revert back to 75:25 for all of the Gibraltar mine operations. On April 4, 2011, Cariboo confirmed that, based on the GDP3 presentation made by Taseko, but subject to any subsequent changes in circumstances that would have an adverse effect on the Gibraltar mine or Cariboo’s rights under the Joint Venture Operating Agreement (as determined in Cariboo’s reasonable discretion), Cariboo does not intend to veto or otherwise prevent Taseko from proceeding with the expansion project while Taseko’s proposal remains under consideration by Cariboo.

As at June 30, 2011, capital commitments associated with GDP3 totaled $33.2 million on a 100% basis. Cariboo’s decision remains pending. Capital commitments for all other projects were $8.1 million, for total commitments of $41.3 million for the Company as at the end of the second quarter.

On April 15, 2011, we completed an offering of US$200 million in aggregate principal of 7.75% senior notes which mature on April 15, 2019. Interest is payable semi-annually on April 15 and October 15, commencing October 15, 2011. The Company may redeem some or all of the Notes at any time on or after April 15, 2015 at redemption prices ranging from 103.875% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to April 15, 2015, all or part of the Notes may be redeemed at 100% plus a “make-whole” premium, plus accrued and unpaid interest to the date of redemption. In addition, until April 15, 2014, we may redeem up to 35% of the principal amount of Notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107.75%, plus accrued and unpaid interest to the date of redemption. The Notes are guaranteed on a senior unsecured basis by two of the Company’s existing subsidiaries, and future subsidiaries of the Company other than immaterial subsidiaries. The subsidiary guarantees will, in turn, be guaranteed by Taseko.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

There have been no other material changes to the Company’s contractual obligations during the second quarter 2011.

SUMMARY OF QUARTERLY RESULTS

	2011		2010				2009 [2]
(Cdn$ in thousands,	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
except per share amounts)
Revenues	48,349	58,801	108,959	37,540	56,453	75,508	55,966	40,132
Net earnings (loss)	(1,113)	5,753	25,550	728	44,783	78,296	(2,003)	(2,349)
EPS [1]	(0.01)	0.03	0.13	0.00	0.24	0.43	(0.01)	(0.01)

1 Calculated using weighted average number of shares outstanding under the basic method.
2 Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

Our financial results for the last eight quarters reflect: volatile copper and molybdenum prices that impact realized sales prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and, more recently, a trend of increasing production costs primarily caused by inflationary pressures. The net earnings in first quarter 2010 include a pretax gain of $100.4 million on the contribution to the joint venture.

IFRS

We adopted IFRS effective January 1, 2011. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. For a discussion of our significant accounting policies, refer to note 2 of the Financial Statements.

Elected exemptions

IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. We elected to take the following IFRS 1 optional exemptions as of the transition date of January 1, 2010:

  Not to apply the requirements of IFRS 3, Business Combinations, and restate business combinations that occurred prior to the transition date.
  To apply the requirements of IFRS 2, Share-based Payments, to share options granted which had not vested as at the transition date.
  To apply the borrowing cost exemption and to prospectively apply IAS 23, Borrowing Costs.
  To not retrospectively apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. The simplified approach to calculating the net book value of the asset related to the provision for environmental rehabilitation (“PER”) was applied. The PER calculated on the transition date in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, was discounted back to the date the liability first arose, at which date the corresponding asset was set up, and then accumulated depreciation was recalculated as at the transition date.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Impact of adoption of IFRS on financial reporting

The following tables contain summaries of the adjustments to equity and to total comprehensive income as a result of the adoption of IFRS. The transition to IFRS has resulted in numerous financial statement presentation changes. A description of each of the adjustments and financial statement presentation change is outlined in note 20 of the Financial Statements.

		December 31,	June 30,	January 1,
	Ref.	2010	2010	2010
Equity under GAAP		$469,951	$434,722	$296,693
Change in accounting policy for depreciation	(i)	(4,252)	(3,947)	(3,585)
Reversal of impairment	(ii)	3,338	3,391	4,574
Provision for environmental rehabilitation	(iii)	(14,290)	(13,202)	(16,731)
Share-based compensation	(iv)	-	-	-
Deferred income tax	(v)	3,657	3,152	4,584
Equity under IFRS		$458,404	$424,116	$285,535

		Three months	Six months	Year ended
		ended	ended	December 31,
	Ref.	June 30, 2010	June 30, 2010	2010
Total Comprehensive Income under GAAP		$44,210	$120,374	$150,271
Change in accounting policy for depreciation	(i)	(637)	(1,465)	(1,772)
Reversal of impairment	(ii)	(20)	(47)	(99)
Provision for environmental rehabilitation	(iii)	(347)	(756)	(1,843)
Share-based compensation	(iv)	-	638	1,149
Deferred income tax	(v)	347	(224)	280
Gain on contribution to joint venture	(vi)	-	3,044	3,044
Total Comprehensive Income under IFRS		$43,553	$121,564	$151,030

The conversion to IFRS did not have an impact on total cash costs of production per pound of copper or total cash costs of sales per pound of copper.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2 of the Financial Statements. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the Financial Statements as appropriate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventory, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

Our internal control system over financial reporting was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Our internal control system over disclosure controls and procedures was designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company. Our processes were designed to ensure that the information disclosed by the Company is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

Other than changes related to our conversion to IFRS, there have been no changes in our internal control over financial reporting and disclosure during the period ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During second quarter 2011, the Company incurred general and administrative expenses of $0.4 million and exploration and evaluation expenses of $0.3 million with HDSI. During the first half of 2011, the Company incurred general and administrative expenses of $0.9 million and exploration and evaluation expenses of $0.4 million, and prepaid rent of $1.0 million with HDSI.

The Gibraltar joint venture pays a management fee to the Company for services rendered as operator of the Gibraltar mine. During second quarter 2011, the Company has earned $0.2 million of other operating income for these services rendered, and a total of $0.4 million earned for the first half of 2011.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total cash costs per pound

Total cash costs of sales include all costs absorbed into inventory, as well as by-product credits, treatment & refining costs and transportation costs, less non-cash items such as depreciation and share-based compensation. Total cash costs per pound sold are calculated by dividing the aggregate of the applicable costs by copper pounds sold. Total cash costs of production are total cash costs of sales adjusted for the net movement in inventory during the period. Total cash costs per pound produced are calculated by dividing the aggregate of the applicable costs by copper pounds produced. These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

	Three months ended		Six months ended
		June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated)	2011	2010	2011	2010
Cost of sales	$31,725	$40,363	$65,300	$83,996
Less non-cash items:
Depreciation	2,937	2,572	5,336	6,130
Share-based compensation	-	-	86	-
Less by-product credits:
Molybdenum	3,620	1,952	7,686	6,243
Other metal sales	556	643	1,435	1,308
Total cash costs of sales	$24,612	$35,196	$50,757	$70,315
Total copper sold (thousand pounds)	10,735	16,485	23,490	36,975
Total cash costs per pound sold	$2.29	$2.13	$2.16	$1.90
Average exchange rate for the period (CAD/USD)	0.9677	1.0283	0.9768	1.0346
Total cash costs of sales (US$ per pound)	$2.37	$2.08	$2.21	$1.84

Total cash costs of sales	$24,612	$35,196	$50,757	$70,315
Net change in inventory	9,000	(2,732)	12,774	162
Total cash costs of production	$33,612	$32,464	$63,531	$70,476
Total copper produced (thousand pounds)	14,982	15,062	29,418	38,217
Total cash costs per pound produced	$2.24	$2.16	$2.16	$1.84
Average exchange rate for the period (CAD/USD)	0.9677	1.0283	0.9768	1.0346
Total cash costs of production (US$ per pound)	$2.32	$2.10	$2.21	$1.78

Cash margins

Cash margins represent average realized copper price per pound sold less total cash costs of sales per pound.

	Three months ended		Six months ended
		June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated)	2011	2010	2011	2010
Average realized copper price sales (US$ per pound)	$4.25	$3.18	$4.27	$3.25
Less:
Total cash costs of sales (US$ per pound)	$2.37	$2.08	$2.21	$1.84
Cash margin (US$ per pound)	$1.88	$1.10	$2.06	$1.41

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

Operating profit

Operating profit represents gross profit less general and administrative expenses.

	Three months ended		Six months ended
		June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2011	2010	2011	2010
Gross profit	$16,624	$16,090	$41,850	$47,965
Less:
General and administrative	4,868	3,288	11,490	10,654
Total operating profit	$11,756	$12,802	$30,360	$37,311

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
		June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2011	2010	2011	2010
Net (loss) earnings	$(1,113)	$44,783	$4,640	$123,079
Unrealized (gain)/loss on derivative instruments	10,292	(8,910)	10,778	(16,401)
Gain on sale of marketable securities	(6,443)	(765)	(6,443)	(1,114)
Changes in fair value of financial instruments	1,153	-	1,682	-
Foreign currency translation losses	600	(3,713)	4,626	(2,516)
Loss on extinguishment of debt	-	-	-	2,136
Loss (gain) on contribution to joint venture, net of tax effect	2,796	-	2,796	(65,268)
Non-recurring tax adjustments	-	(30,600)	-	(30,600)
Adjusted net earnings	$7,285	$795	$18,079	$9,316
Adjusted EPS	$0.04	$0.00	$0.09	$0.05

TASEKO MINES LIMITED
Management’s Discussion and Analysis (“MD&A”)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results. We believe issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. We believe EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

We present adjusted EBITDA as a further supplemental measure of our performance and ability to service debt. We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we consider non-recurring or do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that we believe are not likely to recur or are not indicative of our future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring, we believe the elimination of the gain on the contribution to the joint venture, loss on the extinguishment of debt, and gains/losses on the sale of marketable securities do not reflect the underlying performance of our core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
		June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2011	2010	2011	2010

Net (loss) earnings	$(1,113)	$44,783	$4,640	$123,079
Add:
Depreciation	3,060	2,667	5,654	6,248
Interest expense	4,053	731	5,008	2,832
Interest income	(3,306)	(9,861)	(5,184)	(11,491)
Income tax expense	(879)	(16,051)	6,560	27,249
EBITDA	$1,815	$22,270	$16,678	$147,917
Adjustments:
Unrealized (gain)/loss on derivative instruments	10,292	(8,910)	10,778	(16,401)
Gain on sale of marketable securities	(6,443)	(765)	(6,443)	(1,114)
Changes in fair value of financial instruments	1,153	-	1,682	-
Foreign currency translation losses	600	(3,713)	4,626	(2,516)
Loss on extinguishment of debt	-	-	-	2,136
Loss (gain) on contribution to joint venture	3,804	-	3,804	(100,426)
Adjusted EBITDA	$11,221	$8,882	$31,125	$29,595